UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 1)

Under the Securities Exchange Act of 1934

Datalink Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

237934104

(CUSIP Number)

Samuel C. Cowley

Insight Enterprises, Inc.

6820 South Harl Avenue

Tempe, Arizona 85283

(480) 333-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Insight Enterprises, Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 100% (see Item 4)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 100% (see Item 4)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 100% (see Item 4)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 100%
14	Type of Reporting Person (See Instructions) CO

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D dated November 14, 2016 (the “Original Statement” and, together with this Amendment No. 1, this “Schedule 13D”) relating to the common stock, $0.001 par value per share (the “Datalink Common Stock”) of Datalink Corporation, a Minnesota corporation (“Datalink” or the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Statement. Where disclosure made in one Item in the Original Statement was incorporated by reference into another Item, the amendments made herein to any such first Item are incorporated into each such second Item of this Schedule 13D. Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

On January 6, 2017, Insight Enterprises, a Delaware corporation (“Insight” or the “Reporting Person”), Reef Acquisition Co., a Minnesota corporation and a wholly owned subsidiary of Insight (“Merger Sub”), and Datalink completed the transactions contemplated by the Agreement and Plan of Merger, dated November 6, 2016, among Insight, Merger Sub and Datalink (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Datalink (the “Merger”), with Datalink surviving the Merger as a wholly owned subsidiary of Insight.

Pursuant to the terms of the Voting Agreement, dated November 6, 2016 (the “Voting Agreement”), among Insight and certain directors of Datalink (the “Shareholders”), the Voting Agreement terminated at the effective time of the Merger (the “Effective Time”).

Due to these developments, this Amendment No. 1 is the final amendment to the Original Statement by Insight.

The foregoing description of the Merger Agreement, the Voting Agreement, and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement and Voting Agreement, copies of which are incorporated by reference herein as exhibits.

Item 1. Security and Issuer

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2. Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

At the Effective Time of the Merger, each share of Datalink Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Datalink Common Stock owned by Insight, Merger Sub or any direct or indirect wholly owned subsidiary of Insight or of Datalink immediately prior to the Effective Time and (ii) any shares of Datalink Common Stock with respect to which dissenter’s rights have been properly demanded and with respect to which Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act have been complied with)

was converted, at the Effective Time, into the right to receive $11.25 in cash, without interest (the “Per Share Merger Consideration”).

The aggregate consideration paid by Insight in the Merger was approximately $257.5 million, without giving effect to related transaction fees and expenses. Insight funded the Merger through a combination of cash on hand and approximately $196 million in borrowings under Insight’s credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, the lenders party thereto and certain of the Company’s foreign subsidiaries as additional borrowers.

Item 4. Purpose of Transaction

Item 4 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

On January 6, 2017, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Datalink, with Datalink surviving the Merger as a wholly owned subsidiary of Insight.

At the Effective Time, each share of Datalink Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Datalink Common Stock owned by Insight, Merger Sub or any direct or indirect wholly owned subsidiary of Insight or of Datalink immediately prior to the Effective Time and (ii) any shares of Datalink Common Stock with respect to which dissenter’s rights have been properly demanded and with respect to which Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act have been complied with) was converted into the right to receive the Per Share Merger Consideration.

In addition, as a result of the Merger, (i) each share of restricted stock of Datalink was cancelled in exchange for the Per Share Merger Consideration, (ii) options to purchase Datalink Common Stock pursuant to Datalink’s stock plans were cancelled in exchange for the difference between the Per Share Merger Consideration and the exercise price, and (iii) each restricted stock unit (“RSU”) and performance stock unit (“PSU”) of Datalink (whether vested or unvested) was cancelled at closing in exchange for a lump sum cash payment equal to the product of the number of shares of Datalink Common Stock subject to such RSU or PSU and the Per Share Merger Consideration.

Pursuant to the terms of the Voting Agreement, at the Effective Time the Voting Agreement was terminated and all shares of Datalink Common Stock owned by the Shareholders were converted into the Per Share Merger Consideration.

Upon the closing of the Merger, the shares of Datalink Common Stock that previously traded under the symbol “DTLK” ceased trading on, and are being delisted from, the NASDAQ stock market.

Pursuant to the terms of the Merger Agreement, at the Effective Time, all officers and members of the board of directors of Datalink were replaced by the officers and directors of Merger Sub, respectively, and the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Merger, became the certificate of incorporation and bylaws of Datalink.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a)	As a result of the Merger and pursuant to the Merger Agreement, Insight acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Datalink Common Stock.

(b)	As a result of the Merger and pursuant to the Merger Agreement, Insight had sole power to vote and dispose of 100% of the Datalink Common Stock.

(c)	Except as described in this Amendment No. 1, no transactions in the Datalink Common Stock were effected by Insight, or, to the knowledge of Insight, any of the persons listed in Schedule A of the Original Statement, during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented by adding the following to the end thereof:

As a result of the completion of the Merger, the Voting Agreement terminated in accordance with its terms on January 6, 2017.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of November 6, 2016, by and among Insight Enterprises, Inc., Reef Acquisition Co., and Datalink Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Insight Enterprises, Inc. on November 7, 2016).

2	Voting Agreement, dated as of November 6, 2016, by and among the Shareholders party thereto, Insight Enterprises, Inc. and Datalink Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Insight Enterprises, Inc. on November 7, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2017	Insight Enterprises, Inc.

	By:	/s/ Glynis A. Bryan
	Name:	Glynis A. Bryan
	Title:	Chief Financial Officer